Solar Roadways Incorporated



ANNUAL REPORT

721 Pine Street

Sandpoint, ID 83864

0

https://solarroadways.com/

This Annual Report is dated April 23, 2021.

BUSINESS

Solar Roadways (SR) makes intelligent solar panels that can be driven upon. Each panel contains a microprocessor that controls LEDs (for road lines, verbiage, signage) and heating elements (to clear snow/ice). These Solar Road Panels can be used to build roads, parking lots, driveways, bike paths, etc., making them all renewable energy sources.

Solar Roadways was originally formed in 2006 and has been in development and business for 14 years. The founders, CEO and President Scott Brusaw and Vice President Julie Brusaw, hold multiple key patents in relation to its products. These two patents (US 8,907.202B and US D712,822 S) are licensed to the company for use.

Previous Offerings

Between 2020 and 2019, we sold _____ [shares of common stock] in exchange for

$_____ per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 5,994,000

Use of proceeds: No funds raise, issuance of Founder's Stock.

Date: September 30, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,000

Use of proceeds: Founders Issuance of shares and gift.

Date: September 30, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2019 compared to year ended December 31, 2018

Since inception in 2006, the Company has been in a research, development and testing phase. Due to this, since inception, the Company operated on three grants, our Indiegogo campaign, a PPP loan, and a couple of cash prizes for contests.

Revenue

We finished our third contract ($750,000) with the U.S. Department of Transportation in 2019. Both years were research and development. In November of 2019, the SR3 panels in the Sandpoint pilot project were replaced with the newer SR4 models at our cost (approximately $40,000).

We had planned to begin taking orders in early 2020, but the pandemic hit and talks ceased.

During 2018-2019, Solar Roadways Incorporated was in research and development phase.

In 2018, we were in the middle of our third U.S. Department of Transportation grant. This is the year most of the civil engineering tests were performed at Marquette University. These tests came to over $180,000 total, so this was the year of the most cash flow from the grant.

In 2019, we had wrapped up the grant by mid-year and the grant cash flow ended. Solar Road Panel SR4 was designed and installed in the Sandpoint, Idaho pilot project in November.

Cost of Sales & Gross Margins

Cost of sales in 2019 was $123,479, a decrease of approximately $130,124, from costs of $253,603 in fiscal year 2018. The reduction was largely due to the fact that in neither year were there any traditional COGS. These were both research and development years. In 2018, the following were the major items that made up the COGS: (i) Purchases of $51,403, (ii) Payroll Expenses of $62,781, (iii) Shipping of $6,426, and (iv) Subcontractors of $136,828 (Marquette University). In 2019, the following were the major items that made up the COGS: (i) Purchases of $39,855, (ii) Payroll of $65,747, (iii) Shipping of $14,286, and (iv) Subcontractors of $3,588. These are all expenses rather than goods sold.

Expenses

Our main expenses are one employees' salary, utilities, and rent. This all comes to approximately $10,000/month.

Historical results and cash flows:

Historical results are not indicative of the future. To date, we have been in research and development, with the exception of pilot projects. We've been operating on three grants from the U.S. Department of Transportation and money raised during an Indiegogo campaign. While we're still looking for grants with the Department of Defense, we plan to start selling product next year to create cash flow. Pilot projects were used for real world testing. Since our inception, our cash flow has been in the forms of government grants ($1.6 million), crowdfunding ($2.2 million), donations, and contest awards ($125,000). While we plan to continue obtaining grants (we've just been awarded a DoD grant), we will begin selling Solar Road Panels in 2021. This will become our main source of revenue for the first time.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $27,704.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

As of December 31, 2020:

Creditor: American Express

Amount Owed: $360.52

Interest Rate: 19.24%

Limit $17,000, Balance $360.52

Creditor: CapitalOne Visa

Amount Owed: $328.97

Interest Rate: 22.9%

Limit $15,000, Balance $328.97

Creditor: Chase Visa

Amount Owed: $40,576.60

Interest Rate: 15.99%

Limit $50,100, Balance $40,576.60

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Scott Brusaw's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and President

Dates of Service: May 30, 2006 - Present

Responsibilities: Mr. Brusaw handles engineering design in his role and is the project leader primarily on hardware, firmware, and software. Currently, Mr. Brusaw does not receive a salary for his roles.

Name: Julie Ann Brusaw

Julie Ann Brusaw's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: May 06, 2006 - Present

Responsibilities: Mrs. Brusaw manages social media and marketing efforts of the company. Mrs. Brusaw does not currently receive a salary for this role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Scott Brusaw

Amount and nature of Beneficial ownership: 2,997,000

Percent of class: 49.95

Title of class: Common Stock

Stockholder Name: Julie Brusaw

Amount and nature of Beneficial ownership: 2,997,000

Percent of class: 49.95

RELATED PARTY TRANSACTIONS

Name of Entity: Mr. and Mrs. Julie and Scott Brusaw

Relationship to Company: Officer

Nature / amount of interest in the transaction: The Company paid its executive team, Mr. and Mrs. Brusaw a total of $70,566 and $23,846 in salary during 2019 and 2018 respectively.

Material Terms: Additionally, the Company has loaned funds to an affiliate with common ownership as discussed in Note 4 of the Financials attached as Exhibit B to this Form C. The Company has a note receivable from Poor Baby Moose LLC, an affiliate company with common ownership to the Company, in the amounts of $168,679 and $182,084 as of December 31, 2019 and 2018, respectively. The notes do not bear interest nor have a fixed maturity. As discussed in Note 9 of the financial statements, this note receivable has been distributed to the owners of the Company in October 2020. As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

OUR SECURITIES

Our authorized capital stock consists of _____ shares of common stock, par value $_____ per share. As of December 31, 2020, _____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Solar Roadways Incorporated

By   /s/ *Scott Brusaw*

   Name: Scott Brusaw

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Solar Roadways, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL			
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)	CHANGE	% CHANGE
ASSETS				
Current Assets				
Bank Accounts				
10500 Solar WA Fed Checking (297-6)	26,665.80	4,545.14	22,120.66	486.69 %
10510 Solar WA Fed Savings (683-5)	0.00	0.00	0.00	
10530 Radiant Bridge Checking (290-1)	1,038.60	2,323.20	-1,284.60	-55.29 %
10540 Radiant Bridge Checking (367-7)	0.00	0.00	0.00	
10550 Pay Pal	0.00	195.61	-195.61	-100.00 %
10600 Personal Savings	0.00	0.00	0.00	
Total Bank Accounts	**$27,704.40**	**$7,063.95**	**$20,640.45**	**292.19 %**
Other Current Assets				
14000 Prepaid Income Taxes	208.00	208.00	0.00	0.00 %
14100 Loans To Shareholder	0.00	168,677.44	-168,677.44	-100.00 %
14200 Employee Advance	0.00	0.00	0.00	
Total Other Current Assets	**$208.00**	**$168,885.44**	**$ -168,677.44**	**-99.88 %**
Total Current Assets	**$27,912.40**	**$175,949.39**	**$ -148,036.99**	**-84.14 %**
Fixed Assets				
15000 Furniture and Equipment	22,483.55	22,483.55	0.00	0.00 %
15100 Machinery & Equipment	0.00	0.00	0.00	
15101 Forklift	6,662.10	6,662.10	0.00	0.00 %
15102 Boss Laser	6,492.00	6,492.00	0.00	0.00 %
15103 CNC Machine	119,800.00	119,800.00	0.00	0.00 %
Total 15100 Machinery & Equipment	**132,954.10**	**132,954.10**	**0.00**	**0.00 %**
15500 Leasehold Improvements	0.00	0.00	0.00	
15600 Building/Land	0.00	0.00	0.00	
15999 Accumulated Depreciation	-139,396.00	-128,710.00	-10,686.00	-8.30 %
Total Fixed Assets	**$16,041.65**	**$26,727.65**	**$ -10,686.00**	**-39.98 %**
TOTAL ASSETS	**$43,954.05**	**$202,677.04**	**$ -158,722.99**	**-78.31 %**

Solar Roadways, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL			
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)	CHANGE	% CHANGE
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Credit Cards				
20000 American Express CC	895.58	685.35	210.23	30.67 %
21000 Chase Credit Card	41,527.74	27,323.67	14,204.07	51.98 %
21500 Capital One #5009	2,012.29		2,012.29	
Total Credit Cards	**$44,435.61**	**$28,009.02**	**$16,426.59**	**58.65 %**
Other Current Liabilities				
22000 Payroll Liabilities	0.00	0.00	0.00	
22100 941 Taxes Payable	0.00	461.22	-461.22	-100.00 %
22200 FUTA Payable	0.00	115.50	-115.50	-100.00 %
22300 ID withholding Payable	0.00	150.00	-150.00	-100.00 %
22400 Idaho Unemployment Payable	0.00	57.87	-57.87	-100.00 %
Total 22000 Payroll Liabilities	**0.00**	**784.59**	**-784.59**	**-100.00 %**
23000 Federal Corp Income Tax Payable	0.00	20.00	-20.00	-100.00 %
23100 Idaho Corp Income Tax Payable	20.00	0.00	20.00	
23500 Prepaid Funding	0.00	0.00	0.00	
23900 Loans From Shareholder	0.00	0.00	0.00	
Total Other Current Liabilities	**$20.00**	**$804.59**	**$ -784.59**	**-97.51 %**
Total Current Liabilities	**$44,455.61**	**$28,813.61**	**$15,642.00**	**54.29 %**
Total Liabilities	**$44,455.61**	**$28,813.61**	**$15,642.00**	**54.29 %**
Equity				
30200 Dividends Paid	-175,313.40	0.00	-175,313.40	
32000 Retained Earnings	173,863.43	263,949.15	-90,085.72	-34.13 %
Net Income	948.41	-90,085.72	91,034.13	101.05 %
Total Equity	**$ -501.56**	**$173,863.43**	**$ -174,364.99**	**-100.29 %**
TOTAL LIABILITIES AND EQUITY	**$43,954.05**	**$202,677.04**	**$ -158,722.99**	**-78.31 %**

CERTIFICATION

I, Scott Brusaw, Principal Executive Officer of Solar Roadways Incorporated , hereby certify that the financial statements of Solar Roadways Incorporated included in this Report are true and complete in all material respects.

Scott Brusaw

Principal Executive Officer